BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution CVM No. 44/2021, hereby informs its shareholders and the market in general that, in the Event denominated BRF Day 2021 – Vision 2030, to take place on December 8, 2021, from 10.00 a.m. to 12:00 p.m. BRT, whose connection information are available at its Investors’ Relations website (ri.brf-global.com), certain estimates and expectations in connection with the Company will be disclosed, reinforcing BRF’s business strategy with its called ‘Vision 2030’ and updating the perspectives scenarios as follows:

(a)	Maintenance of investments estimates of, approximately, R$ 55 billion up to 2030, including disbursements made in 2021, setting up a prudent net financial leverage limit (ratio between net debt and Adjusted EBITDA of the 12 prior months) up to three times;
(b)	Period between 2021 and 2024: expectation to achieve a net revenue of approximately R$ 65 billion, with a growing EBITDA twice the size in comparison to the last 12 months ended September 30, 2020;
(c)	Period between 2025 and 2027: growth expectation of the net revenue and of the EBITDA of approximately 2,5 times in relation to the last 12 months ended September 30, 2020 and a revenue growth of more than 60% in the Brazilian market;
(d)	Period between 2028 and 2030: expectation to reach a net revenue of more than R$ 100 billion and an EBTIDA growth of more than 3,5 times in relation to the last 12 months ended September 30, 2020, average EBITDA Margin above 15%, average net margin of 6% and return on invested capital (“ROIC”) of 16%, approximately.

Additionally, BRF informs that (i) the complete presentation to be utilized during the BRF Day 2021 – Vision 2030 will be available at the Brazilian Securities and Exchange Commission website (www.cvm.gov.br) and the Company’s website (ri.brf-global.com); and (ii) the projections herein disclosed will be included, within the legal time limit, in item 11 of BRF’s Annual Report.

The projections disclosed in this document are mere forecast and reflect the current management’s expectation in relation to BRF’s future. Nevertheless, these projections depend on volatile market conditions and factors that are not under the Company's control and, therefore, may differ in relation to numbers and results that will be effectively registered by the Company.

São Paulo, December 7, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

DISCLAIMER: This Material Fact contains (i) “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended (for U.S. regulation purposes), and (ii) projections (“projeções”) within the meaning of Article 20 of Instruction CVM n. 480/2009 (for Brazilian regulation purposes). Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “estimate,” and “prospect” and similar expressions and future or conditional verbs such as “will,” and “should,” are generally intended to identify forward-looking statements. The Company may also make forward-looking statements including in its periodic reports and other written materials filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Brazilian Comissão de Valores Mobiliários (the “CVM”). These forward-looking statements speak only as of the date they are made and are based, among other things, on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to (i) the general and economic conditions in Brazil and in other countries relevant to the Company’s operations; (ii) the conditions of the market and the consumption sector in general, like competition, demand for animal protein, price evolution, etc.; (iii) operational situation of the plants; and (iv) conditions of the price inputs and of the products of the markets where the Company operates. Further information regarding these factors is included in the Company’s filings with the SEC, including its annual report on Form 20-F, and with the CVM, including the Formulário de Referência. As a consequence, future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Material Fact. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur.This Material Fact may also contain forward-looking statements, estimates and other information concerning BRF’s industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.